TORNET

02 MAR 13 AM 8:43

January 4, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02015830

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Enclose.

dlw 3/14

Fastighets AB Torne
Postadres
Box 62
182 16 Dandery
Besöksadres
Karlsrovägen 2
Telefo
08-544 905 0
Telefa
08-544 905 3
e-ma
info@tornet.s
Org n
556256-120
Styrelsens säte: Stockhol
www.tornet.s

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of 2.4 million square metres and a book value of almost SEK 14 billion. Over 95 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's seven largest cities and in Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is selling 14 properties with a capital gain

Fastighets AB Tornet is selling 14 properties in 9 different municipalities. The sale is taking place at a total price of approximately SEK 93 million and a capital gain of approximately SEK 20 million, which will affect Tornet's profit for 2001. One property was transferred in December 2001 and the rest of the properties will be transferred during the first quarter of 2002.

The sale means that Tornet is very close to achieving its target for geographical concentration, according to which the properties are to be concentrated in Sweden's seven largest cities Stockholm, Gothenburg, Malmö. Uppsala, Linköping, Västerås, Norrköping and Karlstad. After this sale, only 26 properties remain at unprioritised locations in Sweden with a book value of approximately SEK 400 million. In addition, there are three properties abroad with a book value of approximately SEK 600 million.

More information about the properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 2 January 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8 - 544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its property holding has a lettable area of 2.4 million square metres and a book value of almost SEK 14 billion. Over 95 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's seven largest cities and in Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is selling all its properties in Falun and Borlänge

Fastighets AB Tornet's subsidiary ArosTornet is selling all 24 properties in Dalarna, seventeen of which are located in Falun and seven in Borlänge. The sale is taking place at a price of SEK 435 million and a yield of 8,5 per cent. Tornet will retain a 25-per cent ownership stake for a period of at the most five years. The properties were transferred on 31 December 2001.

In all, the properties consist of slightly over 80 000 sq.m. half of which are housing properties. The rest of the properties consist of offices, shops and two hotels.

The sale means that Tornet is very close to achieving its target for geographical concentration, according to which the properties are to be concentrated in Sweden's seven largest cities Stockholm, Gothenburg, Malmö, Uppsala, Linköping, Västerås, Norrköping and Karlstad. More information about the properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 2 January 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08